SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 3rd Februaary, 2003, for the month of January, 2003

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     22.01.03 09:43 TEL                      LOST LAWSUIT IN GREECE — WILL APPEAL

     andre børsmeldinger

     The City court in Athens has in a verdict ruled in favor of WR Com Enterprises Ltd, a Cyprus company, controlled by Vasillis Sarantitis, against Telenor Mobile Communications AS, a company in the Telenor group. The court has decided that Telenor Mobile Communications AS owe WR Com Enterprises Ltd approximately NOK 444 million plus interest. Telenor strongly disagrees with the court`s recognition of said claim, and will consequently appeal the judgment.

     The judgment is not final and there will not be made any payment by Telenor before a possible final judgment against Telenor is rendered.

     The legal process has been described in Telenor`s annual report for 2001 in note 24.

     The background for the claim is an alleged breach of contract when Telenor B-Invest AS sold Cosmote-shares to WR Com Enterprises Ltd and Telenor Mobile Communications AS acquired WR Com Enterprises Ltd`s shares in Telenor B- Invest AS. Telenor B-Invest AS was a holding company of 30 percent of the shares in the Greek mobile company Cosmote. Telenor Mobile Communications AS and WR Com Enterprises Ltd owned 73,33 percent and 26,67 percent of the shares in Telenor B-Invest AS respectively.

     In the fall of 2000 Telenor B-Invest AS sold 8 percent of the total outstanding share capital in Cosmote to WR Com Enterprises Ltd and simultaneously Telenor acquired all of WR Com Enterprises Ltd`s shares in Telenor B-Invest AS. The claim arose through a disagreement in relation to the price of the shares in the said transactions.

     In the accounts for the fourth quarter 2002, Telenor will make provisions to reflect the judgment, of which NOK 414 million will be recorded as an adjustment to previous periods tax expenses.

     Attachment at www.newsweb.no

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

	By:	/s/ Torstein Moland Name: Torstein Moland Title: CFO

Date: 03rd February, 2003